Exhibit 99.1

EUDA Subsidiary CK Health Plus Secures Malaysia Direct Selling License, Strengthening Its Longevity Business Across Asia

SINGAPORE, Oct. 20, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that its wholly-owned subsidiary, CK Health Plus Sdn. Bhd. (“CK Health Plus”), has been granted a Direct Selling License (AJL 932509) (the “License”) by the Malaysian Ministry of Domestic Trade and Cost of Living.

License Approval and Compliance

The License marks a major milestone for CK Health Plus, allowing it to compliantly conduct direct selling and multi-level marketing operations nationwide. CK Health Plus is now authorized to recruit members, distribute wellness products, and operate its network marketing model in full compliance with Malaysia’s Direct Selling Act 1993.

Expansion and Strategic Rollout

With the License in place, the Company is poised to accelerate its nationwide rollout of Bioenergy Capsule Centers, expand EUDA Helixé supplement distribution, and strengthen synergies across its agent network in Malaysia and Singapore. CK Health Plus aims to redefine non-invasive and preventive healthcare through accessible, technology-driven solutions and entrepreneurial opportunities for its growing community.

Building an Ethical Preventative Healthcare Network

CK Health Plus is redefining how health, business, and education intersect. Every agent undergoes product knowledge training to ensure accuracy in wellness education and ethical engagement with customers. Through this comprehensive system, CK Health Plus aims to create a sustainable model where financial success and social impact align. The Company’s goal is to position Malaysia as a hub for accessible, science-based longevity solutions that combine technology, wellness, and entrepreneurship.

Executive Commentary

Mr. Alex Lai, CEO of CK Health Plus, commented:

“Recieving this License gives us the operational framework and momentum to drive our expansion at scale. It allows us to empower more people to take control of their health while also creating opportunities for those who want to build meaningful businesses in the non-invasive wellness industry. We are building an ecosystem that merges science, wellness, and entrepreneurship. Every agent represents a node in the network that will carry forward our mission of preventive healthcare.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s and CK Health Plus control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.